197 Clarendon Street

Boston, Massachusetts 02116

(617) 572-0070

Email: mramirez@jhancock.com

Michael A Ramirez

AVP & Senior Counsel

December 10, 2024

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Via EDGAR Correspondence Submission

Re: John Hancock Life Insurance Company (U.S.A.) Separate Account A Registration Statement Filed September 4, 2024, for Accumulation Variable Universal Life 2025 Policies (“Policies”), File No. 333-281927

Re: John Hancock Life Insurance Company (U.S.A.) Separate Account A Registration Statement Filed September 4, 2024, for Accumulation Variable Universal Life 2025 Employer Markets Policies (“Policies”), File No. 333-281928

Dear Mr. Oh:

On behalf of John Hancock Life Insurance Company (U.S.A.) (“John Hancock”) and its Separate Account A, we are responding to the Commission staff comments that you provided orally on December , 2024 in connection with the above-captioned Registration Statements.

Page numbers cited in our below recitations of the staff’s comments refer to the page numbers in the marked courtesy copy on which the staff based its comments, and page numbers cited in brackets in our comment responses refer to the page numbers in the enclosed courtesy copy of the prospectus that is marked to show changes we are making from the prospectus as initially filed in these registration statements.

GENERAL COMMENTS:

COMMENT 1: Please ensure that the information in the “Fees and Expenses” section and “Important Information You Should Consider about The Policy” in the prospectuses is filled in, per the prior Comment 4.

RESPONSE: We confirm that this information will be completed in the pre-effective amendment filing.

COMMENT 2: Please remove the line under the cross-reference to the Appendix on the far right column of the “Important Information” table in the prospectus.

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RESPONSE: We confirm that we will remove the line under APPENDIX. We perform a formatting check of the final version and will do so here. Formatting issues often appear in the draft, marked versions of the prospectus but will not show up in the final, client-facing versions.

COMMENT 3: The Staff reiterates that the “Restrictions” section on page 6 be relocated to follow the “Risks” section within the table.

RESPONSE: We modified the tables accordingly.

COMMENT 4: On page 10, clarify what “monthly deductions” are referred to in the first sentence of the Asset Credit.

RESPONSE: We attempted to clarify that the “monthly deductions” referred to in the monthly deductions dates are charges for certain features that the policyowner may, at application, choose.

COMMENT 5: In the Periodic Charges Other than Annual Portfolio Expenses table, the maximum Standard Loan Interest Rate, disclose the maximum charge only and leave the details of the applicable years in the footnote.

RESPONSE: We modified the disclosure accordingly.

COMMENT 6: On page 24, under the Barclays Global MA section, add spaces between paragraphs in that section.

RESPONSE: We added the spacing to this section.

COMMENT 7: On page 26, the No-Lapse Guarantee section, ensure that “any loans” is used correctly.

RESPONSE: We re-reviewed the references noted—as well as throughout the prospectus—and believe that the refences are correct. We prefer not to add additional “any” updates so as to be able to share disclosure across multiple products (which may only include one type of loan). Additionally, since only one loan may be utilized at a given time, the loan balance will refer to only one loan. Therefore, we believe a reference to “the” loan balance, for example, is sufficient and that including a reference to “any” does not convey any helpful update for policyowners.

COMMENT 8: Under Standard Loan on page 32, in the second paragraph, please provide additional clarification to how loan amounts are taken “proportionally” from the policy value in given accounts.

RESPONSE: We updated the disclosure to clarify that the proportion of a loan amount taken out of the policy value refers to only the amounts in the variable investment accounts and the Fixed Account. We also updated this disclosure in the Effect of Loans on Cash Value and Death Benefit section.

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COMMENT 9: Under Standard Loan on page 32, in the last paragraph, confirm whether to add “variable investment accounts” in addition to the Fixed Account in the first sentence.

RESPONSE: We updated the disclosure accordingly.

COMMENT 10: Under Standard Loan on page 32, in the last paragraph, confirm whether to add “variable investment accounts” in addition to the Fixed Account in the first sentence.

RESPONSE: We updated the disclosure accordingly.

COMMENT 11: Per prior Comment 20, for the balance of the loan secured by the indexed account, please disclose the interest that will be earned and charged against these amounts prior to the maturity date and transferred to the loan account.

RESPONSE: We included additional disclosure to note that the amount of the Standard Loan balance taken from the indexed accounts receives the interest credited to the index account segment until it is transferred to the loan account.

COMMENT 12: Under the Index Loan section, second paragraph, please confirm that there is no involvement by the holding segments in the loaned amount taken out.

RESPONSE: We included holding segment amounts as amounts eligible to be used for an index loan.

COMMENT 13: Under the Index Loan section, last paragraph, provided additional disclosure regarding the interest charged and earned on the amounts taken from the variable investment accounts and Fixed Account. Additionally, discuss how the remaining amount of the loan secured by those accounts is allocated.

RESPONSE: We added disclosure at the end of the Index Loan section to explain how loaned amounts taken from various accounts are credited.

COMMENT 14: In the Effects of Loans on Cash Value and Death Benefit section, fifth line of the first paragraph, try to be precise about where the discussion of how loaned amounts are credited and charged is located. The same comment applies in the following paragraph.

RESPONSE: We added cross-references to the appropriate discussion.

COMMENT 15: In the second paragraph of the Effects of Loans on Cash Value and Death Benefit section, state the maximum annual rate that can be charged rather than referring the policyowner to their policy for this information.

RESPONSE: We updated this disclosure accordingly.

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COMMENT 16: Under Other Effects of Loans, remove “if an Index Loan” from the first sentence since the balance of a Standard Loan can be secured by amounts in the indexed accounts.

RESPONSE: We removed the noted language accordingly.

COMMENT 17: In Loan Repayments, state that you can repay all or part of a Standard or Index Loan rather than “a loan.”

RESPONSE: We modified the disclosure accordingly.

COMMENT 18: In the third bullet of the Loan Repayments section, consider using this exact language to describe how amounts might be taken proportionally from the fixed account. Also indent the final bullets to show their relation to the second bullet as sub-bullets.

RESPONSE: While this language is detailed, we respectfully prefer to use the more efficient and exact description of “proportionally” when referencing how amounts will be taken from various accounts, particularly with the additional disclosure now included. We note that the language noted refers to only amounts allocated to the fixed account because this references an order-of-operations for repayment, with amounts allocated to the fixed account before other accounts. Elsewhere, an additional statement covering amounts from the variable investment accounts would be needed to address amounts from those accounts and, while extremely detailed, the lengthy disclosure would likely be less functional than describing the amounts correctly as “proportional” from those accounts.

We indented the final two bullets accordingly.

COMMENT 19: In the Other Benefits Available Under the Policy table, provide a footnote to where any variations may be found next to each rider, as applicable.

RESPONSE: While we maintain that disclosing any variations in the offering of certain product features by intermediary is impractical and problematic from a disclosure perspective, we are not aware of any intermediary-specific limitations on offering of policy features and therefore have nothing to disclose at this time. The footnote to the state variations has been added to the table as appropriate.

COMMENT 20: Make sure to file completed information in the SAI and Part C with the pre-effective amendment.

RESPONSE: We confirm that the information missing in these portions will be completed with the pre-effective amendment.

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Initial Summary Prospectus (ISP) Comments

COMMENT 21: Revise the title of the Fee Table in the Table of Contents to match the body of the ISP.

RESPONSE: We will modify this in the table of contents.

COMMENT 20: Delete the last sentence of the third paragraph under Buying the Policy (“That’s why the policy is called a “flexible premium policy).

RESPONSE: We will delete this sentence accordingly.

COMMENT 21: Make sure to file completed information in the SAI and Part C with the pre-effective amendment.

RESPONSE: We confirm that the information missing in these portions will be completed with the pre-effective amendment.

We believe that the foregoing is responsive to the comments to date received on the Form N-6 initial filing from September 4, 2024. The changes reflected will be incorporated into the Registration Statement via pre-effective amendment. If there are any questions or additional comments, please do not hesitate to reach me or Lauren Daudelin at 617-572-9998 or by email at lauren_daudelin@jhancock.com.

Thank you,

/s/ Michael A. Ramirez

Michael A. Ramirez

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